Filed Pursuant to Rule 424(b)(3)
Registration File No.: 333-236891

BLACKROCK MUNIASSETS FUND, INC.

Supplement dated October 20, 2020 to the Prospectus,

dated August 27, 2020

This supplement amends certain information in the Prospectus, dated August 27, 2020, of BlackRock MuniAssets Fund, Inc. (the “Fund”). Unless otherwise indicated, all other information included in the Prospectus that is not inconsistent with the information set forth in this supplement remains unchanged. Capitalized terms not otherwise defined in this supplement have the same meanings as in the Prospectus.

Effective immediately, the following change is made to the Prospectus:

The section of the Prospectus entitled “Certain Provisions in the Charter and Bylaws” is deleted in its entirety and replaced with the following:

CERTAIN PROVISIONS IN THE CHARTER AND BYLAWS

The Fund’s Charter includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of its Board of Directors and could have the effect of depriving common stockholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging a third-party from seeking to obtain control of the Fund. A Director may be removed from office with or without cause but only by vote of the holders of at least 66 2/3% of the shares entitled to vote in an election to fill that directorship.

In addition, the Charter requires the favorable vote of the holders of at least 66 2/3% of the Fund’s shares to approve, adopt or authorize the following:

•	a merger or consolidation or statutory share exchange of the Fund with any other corporation;

•	a sale of all or substantially all of the Fund’s assets (other than in the regular course of the Fund’s investment activities); or

•	a liquidation or dissolution of the Fund;

unless such action has been approved, adopted or authorized by the affirmative vote of at least two-thirds of the total number of Directors fixed in accordance with the Bylaws, in which case the affirmative vote of a majority of the Fund’s shares of capital stock is required.

In addition, conversion of the Fund to an open-end investment company would require an amendment to the Fund’s Charter. The amendment would have to be declared advisable by the Board of Directors prior to its submission to stockholders. Such an amendment would require the favorable vote of the holders of at least 66 2/3% of the Fund’s outstanding shares of capital stock entitled to be voted on the matter, voting as a single class (or a majority of such shares if the amendment was previously approved, adopted or authorized by two-thirds of the total number of Directors fixed in accordance with the Bylaws). Such a vote also would satisfy a separate requirement in the 1940 Act that the change be approved by the stockholders. Shareholders of an open-end investment company may require the company to redeem their common shares at any time (except in certain circumstances as authorized by or under the 1940 Act) at their NAV, less such redemption charge, if any, as might be in effect at the time of a redemption. If the Fund is converted to an open-end investment company, it could be required to liquidate portfolio securities to meet requests for redemption, and the common shares would no longer be listed on a stock exchange.

The Charter and Bylaws provide that the Board of Directors has the power, to the exclusion of stockholders, to make, alter or repeal any of the Bylaws (except for any Bylaw specified not to be amended or repealed by the

Board), subject to the requirements of the 1940 Act. Neither this provision of the Charter, nor any of the foregoing provisions of the Charter requiring the affirmative vote of 66 2/3% of shares of capital stock of the Fund, can be amended or repealed except by the vote of such required number of shares.

The Board of Directors has determined that the 66 2/3% voting requirements described above, which are greater than the minimum requirements under Maryland law or the 1940 Act, are in the best interests of stockholders generally. Reference should be made to the Charter on file with the SEC for the full text of these provisions.

The Fund has elected to be subject to the Maryland Control Share Acquisition Act (the “MCSAA”). In general, the MCSAA limits the ability of holders of “control shares” to vote those shares above various threshold levels that start at 10% unless the other stockholders of the Fund reinstate those voting rights at a meeting of stockholders as provided in the MCSAA. “Control shares” are generally defined in the MCSAA as shares of stock that, if aggregated with all other shares of stock that are either (i) owned by a person or (ii) as to which that person is entitled to exercise or direct the exercise of voting power, except solely by virtue of a revocable proxy, would entitle that person to exercise voting power in electing directors above various thresholds of voting power starting at 10%. The Bylaws also provide that the provisions of the MCSAA shall not apply to the voting rights of the holders of any shares of preferred stock of the Fund (but only with respect to such preferred stock).

The Fund’s Bylaws generally require that advance notice be given to the Fund in the event a stockholder desires to nominate a person for election to the Board of Directors or to transact any other business at an annual meeting of stockholders. Notice of any such nomination or business must be delivered to or received at the principal executive offices of the Fund not less than 120 calendar days nor more than 150 calendar days prior to the anniversary date of the prior year’s annual meeting (subject to certain exceptions). Any notice by a stockholder must be accompanied by certain information as provided in the Bylaws.

The Maryland General Corporation Law provides that a Maryland corporation that has a class of securities registered under the Exchange Act and has at least three outside directors can elect to be subject to certain corporate governance provisions that may be inconsistent with the corporation’s charter or bylaws. Under the applicable statute, a board of directors may classify itself without the vote of stockholders. Further, the board of directors may, by electing into applicable statutory provisions and notwithstanding the charter or bylaws, (i) reserve for itself the right to fix the number of directors; (ii) retain for itself sole authority to fill vacancies created by an increase in the size of the board of directors or the death, removal or resignation of a director; and (iii) provide that all vacancies on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors, in office, even if the remaining directors do not constitute a quorum. Any director elected to fill such vacancy shall hold office for the remainder of the unexpired term and until his or her successor is elected and qualified. A board of directors may implement all or any of these provisions without amending the charter or bylaws and without stockholder approval. A corporation may be prohibited by its charter or by resolution of its board of directors from electing any of the provisions of the statute. The Fund is not prohibited from implementing any or all of the statute.

Pursuant to the Fund’s Bylaws, the Fund has elected to be subject to a specific provision of the statute such that, at all times that the Fund is eligible to make that election, all vacancies on the Board of Directors resulting from an increase in the size of the Board or the death, resignation or removal of a Director, may be filled only by the affirmative vote of a majority of the remaining Directors, even if the remaining Directors do not constitute a quorum.

Investors should retain this supplement for future reference.